January 9, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness
Franklin Templeton Digital Holdings Trust (the “Registrant”)
Registration Statement on Form S-1
File No. 333-274474

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby requests that the effective date of the Registrant’s Registration Statement on Form S-1 as amended be accelerated so that it will become effective at 5:00 p.m., Eastern time on  January 10, 2024, or as soon as practicable thereafter. The Registrant hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Please direct questions or comments relating to this filing to J. Stephen Feinour, Jr. at (215) 564-8521 or, to Miranda L. Sturgis, Esq. at (215) 564-8131.

Sincerely,

FRANKLIN TEMPLETON DIGITAL HOLDINGS TRUST

By: Franklin Holdings, LLC, as its Sponsor

By:	/s/ David Mann
Name:	David Mann
Title:	President and Chief Executive Officer

CC:	Julie Sterner Patel
J. Stephen Feinour, Jr.
Miranda Sturgis